EnCana to import diluent through West Coast port
EnCana to tap world diluent supply to help advance oilsands development
CALGARY, Alberta (September 20, 2005) — EnCana Corporation’s (TSX, NYSE: ECA) wholly-owned partnership EnCana Midstream & Marketing has signed an agreement with Methanex Corporation (TSX: MX) under which Methanex will provide terminalling services to EnCana at Methanex’s terminal facilities in Kitimat, British Columbia. EnCana plans to import up to 25,000 barrels per day of offshore diluent to help transport its growing oilsands production in northeast Alberta to markets in the U.S.
“Diluent is a necessary component for the pipeline transportation of heavy oil, but Canadian supply is tight due to increased production from Alberta’s vast oilsands. However, cost-effective diluent is readily available on the world market and this can help us manage transportation costs as we advance our oilsands growth and integration strategy,” said Bill Oliver, EnCana’s President of Midstream & Marketing.
“With access to the ideally-located Kitimat terminal, we expect to be able to import diluent at a competitive cost and move it to where it’s most needed — in northeast Alberta — then blend it with our growing oilsands production for transport to key U.S. markets,” Oliver said.
In addition to the projected 25,000 barrels per day of additional supply to be transported from Kitimat, EnCana is close to completing a new debutanizer installation at its Empress, Alberta natural gas liquids extraction plant. Planned to come on stream in October, the debutanizer is expected to generate about 5,000 barrels per day of diluent. The combined 30,000 barrels per day of added diluent expected from these two EnCana initiatives represents an increase of more than 15 percent to the current Western Canadian diluent supply.
The Kitimat terminal has an existing dock and tanks at an ice-free port, plus a railway car loading facility for ease of transport to an Alberta pipeline connection that feeds EnCana’s oilsands operations. EnCana expects to start importing diluent through Kitimat early in 2006. Under the agreement with Methanex, EnCana has an option to buy the Kitimat terminal within the five-year term of the agreement.
EnCana’s oilsands market integration strategy
In conjunction with U.S. oil refiner Valero Energy Corporation, EnCana is conducting a feasibility study into the construction of heavy oil processing facilities at Valero’s existing refinery in Lima, Ohio. The study, which is expected to be completed over the coming months, will examine the engineering and economics of EnCana supplying an estimated 200,000 barrels of blended heavy oil per day to the Lima refinery. The establishment of an offshore supply of diluent is a key component in EnCana’s market integration strategy which is aimed at maintaining industry-leading low operating costs as the company expands in-situ oilsands production to an estimated 200,000 barrels per day over the next several years.
EnCana Corporation
With an enterprise value of approximately US$53 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance; projections relating to diluent price and availability and its impact on transportation costs; the expected timing and volume of diluent production from the Empress extraction plant; projected future increases in Western Canadian diluent supplies; anticipated in-situ oilsands production potential; anticipated costs and anticipated production growth. Readers are cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
          2